# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXELIXIS, INC., CIK 0000939767
CUSIP: 30161Q104
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 1851 Harbor Bay Parkway, Alameda, California (CA), 94502
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0000909661
Persons authorized to receive notices and communications: Hannah E. Dunn, Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California (CA), 94111, (415) 421-2132

## Reporting persons
- Farallon Capital Management, L.L.C. (CIK 0000909661): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Farallon Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Institutional Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Institutional Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Institutional Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Four Crossings Institutional Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Offshore Investors II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital (AM) Investors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital F5 Master I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Healthcare Partners Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Partners, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Institutional (GP) V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon F5 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Healthcare Partners (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dapice Joshua J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Dreyfuss, Philip D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Dunn Hannah E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Gehani, Varun N.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Giauque, Nicolas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Husen, Avner A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Kim, David T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Linn, Michael G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Luo Patrick (Cheng): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Saito Edric C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Short Daniel S.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Spokes, Andrew J. M.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Warren, John R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)
- Wehrly, Mark C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,989,010; sole dispositive power 0; shared dispositive power 13,989,010; aggregate amount beneficially owned 13,989,010 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Name of issuer: EXELIXIS, INC.
Address of issuer's principal executive offices: 1851 Harbor Bay Parkway, Alameda, California (CA), 94502

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 8 to Schedule 13D (this "Amendment") hereby amends and restates Item 2(a) in its entirety, to read as follows:

"This Schedule 13D is filed by the entity and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

(i) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Investment Manager"), which is the investment manager of certain investment vehicles and partnerships, including the Farallon Funds (as defined in Item 5), with respect to the Shares held by the Farallon Funds; and

(ii) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Investment Manager, with respect to the Shares held by the Farallon Funds: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); Avner A. Husen ("Husen"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Gehani, Giauque, Husen, Kim, Linn, Luo, Roberts, Saito, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."
Residence or business address:
This Amendment hereby amends and restates Item 2(b) in its entirety, to read as follows:

"The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111."
Present principal occupation or employment:
This Amendment hereby amends and restates Item 2(c) in its entirety, to read as follows:

"The principal business of the Investment Manager is to act as the investment manager of various investment vehicles and partnerships, including the Farallon Funds. The principal occupation of each Farallon Individual Reporting Person is serving as a managing member or senior managing member, as the case may be, of each of the Investment Manager and Farallon Partners, L.L.C., which is the general partner of certain investment partnerships advised by the Investment Manager, and as a manager or senior manager, as the case may be, of certain other general partners of investment partnerships advised by the Investment Manager."
Citizenship:
This Amendment hereby amends and restates Item 2(f) in its entirety, to read as follows:

"The jurisdiction of organization of the Investment Manager is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment hereby amends and restates Item 3 in its entirety, to read as follows:

"The approximate net investment cost for the Shares held by the Farallon Funds is $308,124,978."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment hereby amends and restates Item 5(a) in its entirety, to read as follows:

"The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 247,781,692 Shares outstanding as of July 27, 2026, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

The Shares reported hereby as beneficially owned by the Reporting Persons are held directly by the following investment partnerships, of which the Investment Manager is the investment manager: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"); (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"); (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"); (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"); (v) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"); (vi) Farallon Capital (AM) Investors, L.P., a Delaware limited partnership ("FCAMI"); (vii) Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership ("F5MI"); and (viii) Farallon Healthcare Partners Master, L.P., a Cayman Islands exempted limited partnership ("FHPM").

FCP, FCIP, FCIP II, FCIP III, FCOI II, FCAMI, F5MI and FHPM are together referred to herein as the "Farallon Funds."
Number of shares as to which each person has sole or shared power to vote or dispose:
This Amendment hereby amends and restates Item 5(b) in its entirety, to read as follows:

"The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person."
Transactions in the class effected during the past sixty days:
This Amendment hereby amends and restates Item 5(c) in its entirety, to read as follows:

"The dates, number of Shares involved and the price per Share (excluding commissions) for all transactions in the Shares by the Farallon Funds in the past sixty days are set forth in Exhibit 1.C attached hereto and such information is incorporated herein by reference. All of such transactions were open-market transactions."
Other persons with the right to receive dividends or sale proceeds:
This Amendment hereby amends and restates Item 5(d) in its entirety, to read as follows:

"The Farallon Funds have the right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Persons."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment hereby amends and supplements Item 7 by adding the following thereto:

"There is filed herewith as Exhibit 1.C the sixty-day trading history referenced in Item 5(c).

There is filed herewith as Exhibit 8 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended."

## Signatures
- Farallon Capital Management, L.L.C.: /s/ Hannah E. Dunn, Managing Member (08/14/2026)
- Farallon Capital Partners, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/14/2026)
- Farallon Capital Institutional Partners, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/14/2026)
- Farallon Capital Institutional Partners II, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/14/2026)
- Farallon Capital Institutional Partners III, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/14/2026)
- Four Crossings Institutional Partners V, L.P.: /s/ Hannah E. Dunn, Manager of its General Partner (08/14/2026)
- Farallon Capital Offshore Investors II, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/14/2026)
- Farallon Capital (AM) Investors, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/14/2026)
- Farallon Capital F5 Master I, L.P.: /s/ Hannah E. Dunn, Manager of its General Partner (08/14/2026)
- Farallon Healthcare Partners Master, L.P.: /s/ Hannah E. Dunn, Manager of its General Partner (08/14/2026)
- Farallon Partners, L.L.C.: /s/ Hannah E. Dunn, Managing Member (08/14/2026)
- Farallon Institutional (GP) V, L.L.C.: /s/ Hannah E. Dunn, Manager (08/14/2026)
- Farallon F5 (GP), L.L.C.: /s/ Hannah E. Dunn, Manager (08/14/2026)
- Farallon Healthcare Partners (GP), L.L.C.: /s/ Hannah E. Dunn, Manager (08/14/2026)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (08/14/2026)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Husen, Avner A.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Kim, David T.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Linn, Michael G.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Saito Edric C.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Short Daniel S.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Warren, John R.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/14/2026)
Comment: Each of Farallon Partners, L.L.C., Farallon Institutional (GP) V, L.L.C., Farallon F5 (GP), L.L.C, and Farallon Healthcare Partners (GP), L.L.C. has executed this statement in Mill Valley, California, on behalf of itself and each fund for which it is the general partner.